Scott M. Davis
Senior Vice President and
  General Counsel

Sun Life Assurance
Company of Canada (U.S.)
SC 1335
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

p. 781-446-1352
f. 781-446-1117
scott.davis@sunlife.com

July 20, 2007

Ms. Keira Ino
Division of Corporate Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:           Sun Life Assurance Company of Canada (U.S.)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 28, 2007
File No. 333-82824

Dear Ms. Ino:

I am writing to confirm our telephone conversation yesterday, during which we discussed the deadline for Sun Life Assurance Company of Canada (U.S.) (the “Company”) to file its response to the letter dated July 13, 2007 from Jim B. Rosenberg.  This is confirm that the Company will file its response no later than August 23, 2007.  We appreciate and thank you for your courtesy in allowing us an extension of time to file our response.

If you have any questions, or need any additional information, please let me know.

Very truly yours,

/s/ Scott M. Davis

Scott M. Davis

        Sun Life Assurance Company of Canada (U.S.)

        is a member of the Sun Life Financial group of companies.

        www.sunlife-usa.com